------------------------------
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                                                  ------------------------------
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                                                  hours per response.......14.90
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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                               DRUGSTORE.COM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    262241102
             -------------------------------------------------------
                                 (CUSIP Number)


   Melinda French Gates              Pete McCormick                   SUSAN BIGLIERI
 c/o Mark R. Beatty, Esq.             Maveron LLC            KLEINER PERKINS CAUFIELD & BYERS
     General Counsel             505 Fifth Avenue South                 VIII, L.P.
Cascade Investment, L.L.C.             Suite 600                    2750 SAND HILL ROAD
   2365 Carillon Point         Seattle, Washington 98104       MENLO PARK, CALIFORNIA 94025
  Kirkland, WA 98033                 (206) 288-1700                   (650) 233-2750
      (425) 803-0720

--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                   MAY 6, 2002
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [x].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 2 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                             Melinda French Gates
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       PF

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                2,695,746*
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                                     N/A
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                           2,695,746*
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                                N/A

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     2,695,746*

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  3.99%**

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

--------------------------------------------------------------------------------

* Consisting of (i) 2,670,746 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of the Issuer owned by Mrs. Gates and (ii) 25,000 shares of Common Stock issuable upon exercise by Mrs. Gates of options to purchase 25,000 shares of Common Stock. The shares of Common Stock beneficially owned by Mrs. Gates, are owned with Mrs. Gates' spouse, William H. Gates III, as community property under the laws of the State of Washington.

** The calculations are based on a total of 67,480,950 shares of Common Stock consisting of (i) 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the Securities and Exchange Commission (the "SEC") on April 19, 2002, and (ii) 25,000 shares of Common Stock issuable upon exercise by Mrs. Gates of options to purchase 25,000 shares of Common Stock.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 3 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                    Maveron Equity Partners, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)      91-1910620
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       WC

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                       N/A
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                               2,092,246
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                  N/A
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                          2,092,246

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,092,246

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                    3.10%

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              PN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 4 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                      Maveron General Partner LLC
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     91-1917029
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                               Delaware

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                       N/A
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                               2,092,246
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                  N/A
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                          2,092,246

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,092,246

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   3.10%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              OO

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 5 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                                Howard D. Schultz
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                     2,250
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                               2,092,246
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                2,250
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                          2,092,246

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,094,496

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   3.10%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 6 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                                      Dan Levitan
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

--------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                       N/A
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                               2,092,246
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                  N/A
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                          2,092,246

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      2,092,246

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   3.10%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 7 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                                Robert E. Mnuchin
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       PF

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                 1,385,200
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                                     N/A
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                            1,385,200
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                                N/A

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,385,200

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   2.05%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 8 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                                  David M. Silfen
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       PF

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                 1,300,000
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                                     N/A
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                            1,300,000
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                                N/A

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON      1,300,000

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   1.93%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 9 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1. NAME OF REPORTING PERSONS. Kleiner Perkins Caufield & Byers VIII, L.P. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). 77-0431351
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       WC

--------------------------------------------------------------------------------
5.   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION                             California

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                       N/A
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                              10,130,403
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                  N/A
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                         10,130,403

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     10,130,403

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  15.02%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              PN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 10 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                    KPCB VIII Founders Fund, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     94-3274917
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                       WC

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             California

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                       N/A
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                                 586,804
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                  N/A
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                            586,804

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON        586,804

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                   0.87%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              PN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 11 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                       KPCB VIII Associates, L.P.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).     94-3240818
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                      [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             California

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                       N/A
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                              10,717,207
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                  N/A
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                         10,717,207

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     10,717,207

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  15.89%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              PN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 12 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                                   Brook H. Byers
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                       233
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                              11,068,745
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                                  233
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                         11,068,745

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     11,068,978

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  16.41%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

---------------------                                      ---------------------
CUSIP NO. 262241102                                        PAGE 13 OF 26 PAGES
---------------------                                      ---------------------
--------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSONS.                                    L. John Doerr
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
--------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  [ ]
     (SEE INSTRUCTIONS)                                                 (b)  [X]
--------------------------------------------------------------------------------
 3.  SEC USE ONLY

--------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS (SEE INSTRUCTIONS)                                      N/A

--------------------------------------------------------------------------------
 5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEM 2(d) OR 2(e)                                                       [ ]
--------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION                          United States

--------------------------------------------------------------------------------
                 7.  SOLE VOTING POWER                                 1,013,238
  NUMBER OF
    SHARES       ---------------------------------------------------------------
BENEFICIALLY     8.  SHARED VOTING POWER                              11,068,745
  OWNED BY
    EACH         ---------------------------------------------------------------
 REPORTING       9.  SOLE DISPOSITIVE POWER                            1,013,238
   PERSON
    WITH         ---------------------------------------------------------------
                 10. SHARED DISPOSITIVE POWER                         11,068,745

--------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     12,081,983

--------------------------------------------------------------------------------
12.  CHECK IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (SEE INSTRUCTIONS)                                                      [X]
--------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  17.91%*

--------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                              IN

--------------------------------------------------------------------------------

* The calculations are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by the Issuer in its Schedule 14A filed with the SEC on April 19, 2002.

         This Schedule 13D supersedes the Schedule 13G filed by Kleiner Perkins Caufield & Byers VIII, L.P., KPCB VIII Associates, L.P., Brook H. Byers and L. John Doerr with the Securities and Exchange Commission (the "SEC") on February 14, 2000, as amended by Amendment No. 1 to Schedule 13G filed with the SEC on February 14, 2001 and Amendment No. 2 to Schedule 13G filed with the SEC on February 14, 2002.

ITEM 1.  SECURITY AND ISSUER

         This statement relates to shares of Common Stock, par value $0.0001 per share ("Common Stock"), of drugstore.com, inc., a Delaware corporation ("drugstore"). The principal executive offices of drugstore are located at 13920 Southeast Eastgate Way, Suite 300, Bellevue, Washington 98005.

ITEM 2.  IDENTITY AND BACKGROUND

         (a)-(c) Melinda French Gates, a co-founder of the Bill and Melinda Gates Foundation, is involved in a variety of philanthropic endeavors that support social services and education in addition to her time devoted to managing the grantmaking of the Bill and Melinda Gates Foundation. Mrs. Gates is also a director of drugstore. The address of her principal office and principal place of business is 2365 Carillon Point, Kirkland, Washington 98033.

         Maveron Equity Partners, L.P. is a Delaware limited partnership ("Maveron"). Maveron is a venture capital fund. Maveron's general partner is Maveron General Partner LLC ("Maveron GP"). The address of its principal office and principal place of business is 505 Fifth Avenue South, Suite 600, Seattle, Washington 98104.

         Maveron GP is a Delaware limited liability company and the general partner of Maveron. The address of its principal office and principal place of business is 505 Fifth Avenue South, Suite 600, Seattle, Washington 98104. The name, business address and principal occupation of each of its members and manager is set forth in Exhibit 1 hereto and is incorporated herein by reference.

         Howard D. Schultz is a principal member of Maveron GP. Mr. Schultz is the Chairman and Chief Global Strategist of Starbucks Corporation. The address of his principal office and principal place of business is 2401 Utah Avenue South, Seattle, Washington 98124.

         Dan Levitan is the managing member of Maveron GP. Mr. Levitan is also a director of drugstore. The address of his principal office and principal place of business is 505 Fifth Avenue South, Suite 600, Seattle, Washington 98104.

         Robert E. Mnuchin is an art dealer. The address of his principal office and principal place of business is 45 East 78th Street, New York, New York 10021.

         David M. Silfen is an investor. The address of his principal office and principal place of business is 717 Fifth Avenue, 19th Floor, New York, New York 10022.

         Kleiner Perkins Caufield & Byers VIII, L.P. is a California limited partnership ("KPCB VIII"). KPCB VIII engages in investment activities. KPCB VIII's general partner is KPCB VIII Associates, L.P. ("KPCB VIII Associates"). The address of its principal office and principal place of business is 2750 Sand Hill Road, Menlo Park, California 94025.

         KPCB VIII Founders Fund, L.P. is a California limited partnership ("KPCB VIII FF"). KPCB VIII FF engages in investment activities. KPCB VIII FF's general partner is KPCB VIII Associates. The address of its principal office and principal place of business is 2750 Sand Hill Road, Menlo Park, California 94025.

         KPCB VIII Associates is a California limited partnership. KPCB VIII Associates engages in investment activities. The address of its principal office and principal place of business is 2750 Sand Hill Road, Menlo Park,


                               PAGE 14 OF 26 PAGES

California 94025. The name, business address and principal occupation of each of its general partners is set forth in Exhibit 2 hereto and is incorporated herein by reference.

         Brook H. Byers and L. John Doerr are venture capitalists and general partners of KPCB VIII Associates. Mr. Byers and Mr. Doerr are also directors of drugstore. The address of their principal office and principal place of business is 2750 Sand Hill Road, Menlo Park, California 94025.

         (d) During the last five years, none of the Reporting Persons, nor to the best of KPCB VIII Associates' knowledge, any of KPCB VIII Associates' general partners, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the Reporting Persons, nor to the best of KPCB VIII Associates' knowledge, any of KPCB VIII Associates' general partners, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

         (f) Each of Melinda French Gates, Howard D. Schultz, Dan Levitan, Robert E. Mnuchin, David M. Silfen, Brook H. Byers and L. John Doerr is a United States citizen. To the best of KPCB VIII Associates' knowledge, each of the general partners of KPCB VIII Associates named in Exhibit 2 is a United States citizen.

         The Reporting Persons have entered into a Joint Filing Agreement, dated as of May 14, 2002, a copy of which is attached hereto as Exhibit 3.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         On May 6, 2002, Melinda French Gates agreed to purchase from Rite Investments Corp., a wholly owned subsidiary of Rite Aid Corporation ("Rite Investments"), 2,670,746 shares of Common Stock of drugstore at a purchase price of $2.04 per share, including a per share commission of $0.0225. The purchase price was paid by Mrs. Gates with community property funds.

         On May 6, 2002, Maveron agreed to purchase from Rite Investments 500,000 shares of Common Stock of drugstore at a purchase price of $2.03 per share, including a per share commission of $0.0125. The purchase price was paid by Maveron with funds from its existing cash reserves.

         On May 6, 2002, Robert E. Mnuchin agreed to purchase from Rite Investments 1,300,000 shares of Common Stock of drugstore at a purchase price of $2.03 per share, including a per share commission of $0.0125. The purchase price was paid by Mr. Mnuchin with his personal funds.

         On May 6, 2002, David M. Silfen agreed to purchase from Rite Investments 1,300,000 shares of Common Stock of drugstore at a purchase price of $2.03 per share, including a per share commission of $0.0125. The purchase price was paid by Mr. Silfen with his personal funds.

         On May 6, 2002, KPCB VIII agreed to purchase from Rite Investments 945,200 shares of Common Stock of drugstore at a purchase price of $2.03 per share, including a per share commission of $0.0125. The purchase price was paid by KPCB VIII with funds from its existing cash reserves.

         On May 6, 2002, KPCB VIII FF agreed to purchase from Rite Investments 54,800 shares of Common Stock of drugstore at a purchase price of $2.03 per share, including a per share commission of $0.0125. The purchase price was paid by KPCB VIII FF with funds from its existing cash reserves.

         All the purchases settled on May 9, 2002.


                               PAGE 15 OF 26 PAGES

ITEM 4.  PURPOSE OF TRANSACTION

         The Reporting Persons agreed to act together for the purpose of acquiring the shares of Common Stock of drugstore from Rite Investments on May 6, 2002 in the amounts specified in Item 3. Each of the Reporting Persons currently holds its interest in drugstore for investment purposes.

         Each of the Reporting Persons intends to continuously review its investment in drugstore, and may in the future determine, either alone or as part of a group (i) to acquire additional securities of drugstore, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of drugstore owned by it or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in paragraphs (a) -
(j) of Item 4 of Schedule 13D. Notwithstanding anything contained herein, each of the Reporting Persons specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each of the Reporting Persons currently expects that it would take into consideration a variety of factors, including, but not limited to, drugstore's business and prospects, other developments concerning drugstore and its businesses generally, other business opportunities available to the Reporting Persons, developments with respect to the business of the Reporting Persons, changes in law and government regulations, general economic conditions and money and stock market conditions, including the market price of the securities of drugstore.

         Except as described in this Item 4, the Reporting Persons have no plans or proposals with respect to drugstore or its securities that relate to, or would result in, any of the transactions described in paragraphs (a) - (j) of
Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) The calculations included herein are based on a total of 67,455,950 shares of Common Stock outstanding as of April 10, 2002, as last reported by drugstore in its Schedule 14A filed with the SEC on April 19, 2002.

         Melinda French Gates directly beneficially owns 2,670,746 shares of Common Stock and has an option to acquire 25,000 shares of Common Stock. Assuming exercise of her option, such shares of Common Stock represent approximately 3.99% of the outstanding shares of Common Stock (as adjusted to reflect the exercise of her option). Mrs. Gates disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         Maveron directly beneficially owns 2,092,246 shares of Common Stock, representing approximately 3.10% of the outstanding shares of Common Stock. Maveron disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         Maveron GP does not directly beneficially own any shares of drugstore. Maveron GP is the general partner of Maveron and may be deemed to be the indirect beneficial owner of 2,092,246 shares of Common Stock owned by Maveron, representing approximately 3.10% of the outstanding shares of Common Stock. Maveron GP disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons other than the 2,092,246 shares of Common Stock owned by Maveron.

         Howard D. Schultz directly beneficially owns 2,250 shares of Common Stock. Mr. Schultz is also a principal member of Maveron GP and may be deemed to be the indirect beneficial owner of 2,092,246 shares of Common Stock owned by Maveron, representing approximately 3.10% of the outstanding shares of Common Stock. Mr. Schultz disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         Dan Levitan does not directly beneficially own any shares of drugstore. Mr. Levitan is a principal member of Maveron GP and may be deemed to be the indirect beneficial owner of 2,092,246 shares of Common Stock owned by Maveron, representing approximately 3.10% of the outstanding shares of Common Stock. Mr. Levitan disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.


                               PAGE 16 OF 26 PAGES

         Robert E. Mnuchin directly beneficially owns 1,385,200 shares of Common Stock, representing approximately 2.05% of the outstanding shares of Common Stock. Mr. Mnuchin disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         David M. Silfen directly beneficially owns 1,300,000 shares of Common Stock, representing approximately 1.93% of the outstanding shares of Common Stock. Mr. Silfen disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         KPCB VIII directly beneficially owns 10,130,403 shares of Common Stock, representing approximately 15.02% of the outstanding shares of Common Stock. KPCB VIII disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         KPCB VIII FF directly beneficially owns 586,804 shares of Common Stock, representing approximately 0.87% of the outstanding shares of Common Stock. KPCB VIII FF disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         KPCB VIII Associates does not directly beneficially own any shares of drugstore. KPCB VIII Associates is the general partner of KPCB VIII and KPCB VIII FF and may be deemed to be the indirect beneficial owner of 10,717,207 shares of Common Stock owned by KPCB VIII and KPCB VIII FF, representing approximately 15.89% of the outstanding shares of Common Stock. KPCB VIII Associates disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons other than the 10,717,207 shares of Common Stock owned by KPCB VIII and KPCB VIII FF.

         Brook H. Byers directly beneficially owns 233 shares of Common Stock. Brook H. Byers is also a general partner with voting power and dispositive control of the shares of KPCB VIII Associates and KPCB VII Associates, L.P. ("KPCB VII Associates") and may be deemed to be the indirect beneficial owner of
(i) 10,717,207 shares of Common Stock owned by KPCB VIII and KPCB VIII FF and
(ii) the 351,538 shares of Common Stock owned by KPCB Life Sciences Zaibatsu Fund II, L.P. ("KPCB ZF II"), of which KPCB VII Associates is the general partner. As a result, Mr. Byers may be deemed to beneficially own shares representing approximately 16.41% of the outstanding shares of Common Stock. Mr. Byers disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         L. John Doerr directly beneficially owns 1,013,238 shares of Common Stock. L. John Doerr is also a general partner with voting power and dispositive control of the shares of KPCB VIII Associates and KPCB VII Associates and may be deemed to be the indirect beneficial owner of (i) 10,717,207 shares of Common Stock owned by KPCB VIII and KPCB VIII FF and (ii) the 351,538 shares of Common Stock owned by KPCB ZF II. As a result, Mr. Doerr may be deemed to beneficially own shares representing approximately 17.91% of the outstanding shares of Common Stock. Mr. Doerr disclaims beneficial ownership of the shares of Common Stock owned by the other Reporting Persons.

         Kevin Compton, a general partner of KPCB VIII Associates, directly beneficially owns 291 shares of Common Stock.

         William R. Hearst, a general partner of KPCB VIII Associates, directly beneficially owns 233 shares of Common Stock.

         Vinod Khosla, a general partner of KPCB VIII Associates, directly beneficially owns 291 shares of Common Stock.

         Joseph S. Lacob, a general partner of KPCB VIII Associates, directly beneficially owns 233 shares of Common Stock.

         Douglas Mackenzie, a general partner of KPCB VIII Associates, directly beneficially owns 291 shares of Common Stock.


                               PAGE 17 OF 26 PAGES

         The filing of this Schedule 13D shall not be construed as an admission by any of the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of drugstore owned by any of the other Reporting Persons.

         (b) Subject to the rights described in Item 5(d) below, Melinda French Gates has the sole power to direct the vote of the 2,695,746 shares of Common Stock she owns or has the right to acquire.

         Howard D. Schultz and Dan Levitan, as the sole members of Maveron GP, share the power to direct the vote of the 2,092,246 shares of Common Stock owned by Maveron.

         Howard D. Schultz has the sole power to direct the vote of the 2,250 shares of Common Stock he owns.

         Robert E. Mnuchin has the sole power to direct the vote of the 1,385,200 shares of Common Stock he owns.

         David M. Silfen has the sole power to direct the vote of the 1,300,000 shares of Common Stock he owns.

         Brook H. Byers and L. John Doerr share the power, as general partners with voting power and dispositive control of the shares of KPCB VIII Associates and KPCB VII Associates, to direct the vote of the 11,068,745 shares of Common Stock owned by KPCB VIII, KPCB VIII FF, KPCB ZF II.

         Brook H. Byers has the sole power to direct the vote of the 233 shares of Common Stock he owns.

         L. John Doerr has the sole power to direct the vote of the 1,013,238 shares of Common Stock he owns.

         Kevin Compton has the sole power to direct the vote of the 291 shares of Common Stock he owns.

         William R. Hearst has the sole power to direct the vote of the 233 shares of Common Stock he owns.

         Vinod Khosla has the sole power to direct the vote of the 291 shares of Common Stock he owns

         Joseph S. Lacob, has the sole power to direct the vote of the 233 shares of Common Stock he owns.

         Douglas Mackenzie has the sole power to direct the vote of the 291 shares of Common Stock he owns.

         (c) Except as previously described in Item 4 above, no transactions in the shares of Common Stock have been effected by the Reporting Persons or, to the best of KPCB VIII Associates' knowledge, by any of the general partners of KPCB VIII Associates named in Exhibit 2, during the past 60 days.

         (d) None, except for the shares of Common Stock beneficially owned by Melinda French Gates, which are owned with Mrs. Gates' spouse, William H. Gates III, as community property under the laws of the State of Washington.

         (e) As described in Item 4, the Reporting Persons agreed to act together for the purpose of acquiring shares of Common Stock of drugstore from Rite Investments on May 6, 2002. As a result, the Reporting Persons may be deemed to have formed a group in connection with that acquisition and, if so, 1the group formed thereby would be deemed to have acquired beneficial ownership of all such shares of Common Stock. This statement is being filed by the Reporting Persons in case they are deemed to have formed such a group, although they hereby disclaim the existence of, or membership in, any such group.

         Except for the Joint Filing Agreement, dated as of May 14, 2002, attached hereto as Exhibit 3, the Reporting Persons have not agreed to act together in any other way with respect to the equity securities of drugstore owned by the Reporting Persons. Accordingly, even if the Reporting Persons were deemed to be a group for the purposes of acquiring the shares of Common Stock from Rite Investments, the group would have terminated at the consummation of such acquisition and would no longer be deemed to be the beneficial owner of more than five percent of the outstanding shares of Common Stock of drugstore.


                               PAGE 18 OF 26 PAGES

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in Items 3 and 4 above, none of the Reporting Persons has any contracts, arrangements, understandings, or relationship (legal or otherwise) with respect to any securities of drugstore.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS


Exhibit 1 Name, business address and principal occupation of each member and manager of Maveron GP

Exhibit 2 Name, business address and principal occupation of each general partner of KPCB VIII Associates

Exhibit 3     Joint Filing Agreement, dated as of May 14, 2002


                               PAGE 19 OF 26 PAGES

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 15, 2002                 /s/ MELINDA FRENCH GATES
                                     -------------------------------------------
                                     Melinda French Gates


                                     MAVERON EQUITY PARTNERS, L.P.

                                     By:  Maveron General Partner LLC, its
                                          general partner


                                          By: /s/ DAN LEVITAN
                                              ----------------------------------
                                              Name:  Dan Levitan
                                              Title: Managing Member


                                     MAVERON GENERAL PARTNER LLC


                                     By: /s/ DAN LEVITAN
                                         ---------------------------------------
                                         Name:  Dan Levitan
                                         Title: Managing Member

                                     /s/ HOWARD D. SCHULTZ
                                     -------------------------------------------
                                     Howard D. Schultz

                                     /s/ DAN LEVITAN
                                     -------------------------------------------
                                     Dan Levitan

                                     /s/ ROBERT E. MNUCHIN
                                     -------------------------------------------
                                     Robert E. Mnuchin

                                     /s/ DAVID M. SILFEN
                                     -------------------------------------------
                                     David M. Silfen


                                     KLEINER PERKINS CAUFIELD & BYERS VIII, L.P.

                                     By:  KPCB VIII Associates, L.P., its
                                          general partner


                                          By: /s/ JACOB S. LACOB
                                              ----------------------------------
                                              Name:  Jacob S. Lacob
                                              Title: General Partner


                               PAGE 20 OF 26 PAGES

                                     KPCB VIII FOUNDERS FUND, L.P.

                                     By:  KPCB VIII Associates, L.P., its
                                          general partner


                                          By: /s/ JACOB S. LACOB
                                              ----------------------------------
                                              Name:  Jacob S. Lacob
                                              Title: General Partner


                                     KPCB VIII ASSOCIATES, L.P.


                                     By: /s/ JACOB S. LACOB
                                         ---------------------------------------
                                         Name:  Jacob S. Lacob
                                         Title: General Partner

                                     /s/ BROOK H. BYERS
                                     -------------------------------------------
                                     Brook H. Byers

                                     /s/ SUSAN BIGLIERI
                                     -------------------------------------------
                                     L. John Doerr, by Susan Biglieri
                                        as Attorney-in-Fact


                               PAGE 21 OF 26 PAGES

                                  EXHIBIT INDEX
                                  -------------

Exhibit No.   Description
-----------   -----------

Exhibit 1 Name, business address and principal occupation of each member and manager of Maveron GP

Exhibit 2 Name, business address and principal occupation of each general partner of KPCB VIII Associates

Exhibit 3     Joint Filing Agreement, dated as of May 14, 2002





                               PAGE 22 OF 26 PAGES

                                                                       EXHIBIT 1


                             MEMBERS AND MANAGER OF
                 MAVERON GENERAL PARTNER LLC AS OF MAY 14, 2002

         The name, position, principal occupation and business address of each member and manager of Maveron General Partner LLC is set forth below.

Name                     Position                Principal Occupation                Business Address
----                     --------                --------------------                ----------------

Howard D. Schultz        Member                  Chairman and Chief Global           Starbucks Corporation
                                                 Strategist of Starbucks             2401 Utah Avenue South
                                                 Corporation                         Seattle, Washington 98124

Dan Levitan              Managing Member         Managing Member of Maveron          Maveron General Partner LLC
                                                 General Partner LLC                 505 Fifth Avenue South
                                                                                     Suite 600
                                                                                     Seattle, Washington 98104






                               PAGE 23 OF 26 PAGES

                                                                       EXHIBIT 2


        GENERAL PARTNERS OF KPCB VIII ASSOCIATES, L.P. AS OF MAY 14, 2002

         The name, position, principal occupation and business address of each general partner of KPCB VIII Associates, L.P. is set forth below.


Name                       Position               Principal Occupation          Business Address
----                       --------               --------------------          ----------------

Brook H. Byers             General Partner        Venture Capitalist            KPCB VIII Associates, L.P.
                                                                                2750 Sand Hill Road
                                                                                Menlo Park, California 94025

L. John Doerr              General Partner        Venture Capitalist            KPCB VIII Associates, L.P.
                                                                                2750 Sand Hill Road
                                                                                Menlo Park, California 94025

Kevin Compton              General Partner        Venture Capitalist            KPCB VIII Associates, L.P.
                                                                                2750 Sand Hill Road
                                                                                Menlo Park, California 94025

William R. Hearst          General Partner        Venture Capitalist            KPCB VIII Associates, L.P.
                                                                                2750 Sand Hill Road
                                                                                Menlo Park, California 94025

Vinod Khosla               General Partner        Venture Capitalist            KPCB VIII Associates, L.P.
                                                                                2750 Sand Hill Road
                                                                                Menlo Park, California 94025

Joseph S. Lacob            General Partner        Venture Capitalist            KPCB VIII Associates, L.P.
                                                                                2750 Sand Hill Road
                                                                                Menlo Park, California 94025

Douglas Mackenzie          General Partner        Venture Capitalist            KPCB VIII Associates, L.P.
                                                                                2750 Sand Hill Road
                                                                                Menlo Park, California 94025


                               PAGE 24 OF 26 PAGES

                                                                       EXHIBIT 3


                             JOINT FILING AGREEMENT,
                            DATED AS OF MAY 14, 2002


         In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing of Melinda French Gates, Maveron Equity Partners, L.P., Maveron General Partner LLC, Dan Levitan, Robert E. Mnuchin, David M. Silfen, Kleiner Perkins Caufield & Byers VIII, L.P., KPCB VIII Founders Fund, L.P., KPCB VIII Associates, L.P., Brook H. Byers and L. John Doerr on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to shares of Common Stock, par value $0.0001 per share, of drugstore.com, inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 14th day of May 2002.


                                     /s/ MELINDA FRENCH GATES
                                     -------------------------------------------
                                     Melinda French Gates


                                     MAVERON EQUITY PARTNERS, L.P.

                                     By:  Maveron General Partner LLC, its
                                          general partner


                                          By: /s/ DAN LEVITAN
                                              ----------------------------------
                                              Name:  Dan Levitan
                                              Title: Managing Member


                                     MAVERON GENERAL PARTNER LLC


                                     By: /s/ DAN LEVITAN
                                         ---------------------------------------
                                         Name:  Dan Levitan
                                         Title: Managing Member

                                     /s/ HOWARD D. SCHULTZ
                                     -------------------------------------------
                                     Howard D. Schultz

                                     /s/ DAN LEVITAN
                                     -------------------------------------------
                                     Dan Levitan

                                     /s/ ROBERT E. MNUCHIN
                                     -------------------------------------------
                                     Robert E. Mnuchin

                                     /s/ DAVID M. SILFEN
                                     -------------------------------------------
                                     David M. Silfen



                               PAGE 25 OF 26 PAGES

                                     KLEINER PERKINS CAUFIELD & BYERS VIII, L.P.

                                     By:  KPCB VIII Associates, L.P., its
                                          general partner


                                          By: /s/ JACOB S. LACOB
                                              ----------------------------------
                                              Name:  Jacob S. Lacob
                                              Title: General Partner


                                     KPCB VIII FOUNDERS FUND, L.P.

                                     By:  KPCB VIII Associates, L.P., its
                                          general partner


                                          By: /s/ JACOB S. LACOB
                                              ----------------------------------
                                              Name:  Jacob S. Lacob
                                              Title: General Partner


                                     KPCB VIII ASSOCIATES, L.P.


                                     By: /s/ JACOB S. LACOB
                                         ---------------------------------------
                                         Name:  Jacob S. Lacob
                                         Title: General Partner

                                     /s/ BROOK H. BYERS
                                     -------------------------------------------
                                     Brook H. Byers

                                     /s/ SUSAN BIGLIERI
                                     -------------------------------------------
                                     L. John Doerr, by Susan Biglieri
                                        as Attorney-in-Fact


                               PAGE 26 OF 26 PAGES